UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
Angeles Partners XI
(Name of Subject Company)
Angeles Partners XI
(Names of Person(s) Filing Statement)
Limited Partnership Units
(Title of Class of Securities)
None
(CUSIP Number of Class of Securities)
Martha L. Long
Apartment Investment and Management Company
55 Beattie Place
PO Box 1089
Greenville, South Carolina 29602
(864) 239-1000
Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
Copy to:
Jonathan L. Friedman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071
(213) 687-5000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
          This Schedule 14D-9 relates to the offer by AIMCO Properties, L.P. (“Aimco Properties”), a Delaware limited partnership, to purchase units of limited partnership interest (“Units”) of Angeles Partners XI, a California limited partnership (the “Partnership”), at a price of $1,718.00 per Unit in cash, subject to the conditions set forth in the Offer to Purchase dated August 28, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed with this Schedule 14D-9 as Exhibits (a)(1) and (a)(2), respectively.
Item 1. Subject Company Information.
          (a) The information set forth under “The Offer – Section 14. Certain Information Concerning Your Partnership” in the Offer to Purchase is incorporated herein by reference. The Partnership’s principal executive offices are located at 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its phone number is (864) 239-1000.
          (b) This Schedule 14D-9 relates to the units of limited partnership interest of Angeles Partners XI, of which 39,627 units were issued and outstanding as of June 30, 2007.
Item 2. Identity and Background of Filing Person.
          (a) This Schedule 14D-9 is being filed by the Partnership whose general partner is Angeles Realty Corporation II, a California corporation. The Partnership’s business address is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its phone number is (864) 239-1000.
          (d) The information set forth under “Summary Term Sheet” and “The Offer – Section 8. Information Concerning Us and Certain of Our Affiliates” in the Offer to Purchase is incorporated herein by reference.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
          (d) The information set forth under “The Offer – Section 11. Conflicts of Interest and Transactions with Affiliates” in the Offer to Purchase is incorporated herein by reference.
Item 4. Solicitation or Recommendation.
          (a) and (b) The information set forth under “The Offer – Section 10. Position of the General Partner of Your Partnership with Respect to the Offer” in the Offer to Purchase is incorporated herein by reference.
          (c) The information set forth under “The Offer – Section 8. Information Concerning Us and Certain of our Affiliates” in the Offer to Purchase is incorporated herein by reference.
Item 5. Person/Assets, Retained, Employed, Compensated or Used.
          (a) Not applicable.
Item 6. Interest in Securities of the Subject Company.
          (b) In the past 60 days, Aimco Properties purchased the following units in private transactions at a price of $521.19 per unit: (1) 7 units on June 14, 2007, and (2) 8 units on July 27, 2007.

Item 7. Purposes of the Transaction and Plans or Proposals.
          (d) Not applicable.
Item 8. Additional Information.
          (b) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.
Item 9. Exhibits.

(a)(1)	Offer to Purchase dated August 28, 2007 (incorporated by reference herein to Exhibit (a)(1) to the Schedule TO of AIMCO Properties, L.P. filed on August 28, 2007, relating to the Offer).

(a)(2)	Letter of Transmittal and related Instructions (incorporated by reference herein to Exhibit (a)(2) to the Schedule TO of AIMCO Properties, L.P. filed on August 28, 2007, relating to the Offer).

(a)(3)	Letter to the Limited Partners of the Partnership (incorporated by reference herein to Exhibit (a)(3) to the Schedule TO of AIMCO Properties, L.P. filed on August 28, 2007, relating to the Offer).

(e)	Not applicable.

(g)	None.

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2007

ANGELES PARTNERS XI

	By:	ANGELES REALTY CORPORATION II
General Partner

By:
/s/ Martha L. Long
Martha L. Long
Senior Vice President

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